April 17, 2017

Via EDGAR and Email

Mara L. Ransom,

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

Mail Stop 3561

100 F Street

Washington, D.C. 20549-0510

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by B. Riley Financial, Inc. on March 17, 2017 (File No. 333-216764)

Dear Ms. Ransom:

B. Riley Financial, Inc. (“B. Riley”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-216764) (“Amendment No. 1”), including a joint proxy statement/prospectus of B. Riley and FBR & Co. (“FBR”). This letter, which is being submitted on behalf of B. Riley and FBR, responds to your letter, dated April 12, 2017, relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

For your convenience, we have included the text of your comments. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission.

Mara L. Ransom, April 17, 2017	-2-

Questions and Answers about the Transaction and the Special Meeting

Summary

Pre-Closing Dividend, page 12

1.	Please disclose here, and in the section discussing the Pre-Closing Dividend on page 100, whether and how, including during the interim period between sending the materials to shareholders and the shareholder vote, the FBR board intends to notify shareholders of any changes in the likelihood of paying the Pre-Closing Dividend and of any changes to the amount of the Pre-Closing Dividend. In addition, please discuss whether and how, in the event the Pre-Closing Dividend is less than $8.50, the FBR board will notify shareholders as to whether and why such change in the dividend amount affects its recommendation that shareholders approve the merger, and whether and why such change in the dividend amount affects its willingness to rely on the fairness opinion; in this regard, we note that both FBR’s board’s recommendation that shareholders approve the merger and the conclusions reached in the fairness opinion were based in part on the assumption that FBR will pay a dividend of at least $8.50.

We respectfully advise the Staff that FBR intends to disclose the expected amount of the pre-closing dividend as of the date of the joint proxy statement/prospectus and to make additional disclosure of the expected dividend as of a date at least 10 days in advance of the special meeting of FBR shareholders. FBR would make this additional disclosure by filing a Form 8-K with the Commission or issuing a press release. We have revised the disclosures on pages 2, 13 and 55 to reflect that shareholders will be provided with an update of the estimated amount of the pre-closing dividend in advance of the special meeting of FBR’s shareholders.

We respectfully advise the Staff that the reasons underlying the FBR board of directors’ decision to enter into the merger agreement and to recommend the merger proposal to its shareholders are detailed in the sections entitled “The Merger—Background of the Merger” and “The Merger—Recommendations of the FBR Board of Directors and Reasons for the Merger.” The FBR board of directors did not make its recommendation based on the assumption that the FBR shareholders would receive a pre-closing dividend of at least $8.50 per FBR common share, which was the estimated value of the pre-closing dividend at the board meeting held on February 17, 2017. Rather, when the FBR board of directors approved the merger agreement and resolved to recommend that FBR

Mara L. Ransom, April 17, 2017	-3-

shareholders vote in favor of the merger proposal, it was aware of and extensively considered the fact that both the merger consideration, which would fluctuate based on the price of B. Riley’s common stock, and the pre-closing dividend, which would fluctuate based on FBR’s financial performance, could decrease between the time that FBR entered into the merger agreement and the time of the FBR special meeting or the effective time of the merger. However, in response to the concerns raised by the Staff in Comment #1, we have revised pages 55 and 58 to describe, in more detail, the board’s deliberations with respect to the possibility that the merger consideration and the pre-closing dividend could materially decrease between the time of signing and the time of the FBR special meeting or the effective time of the merger. We believe that these revisions should address the Staff’s concerns regarding the FBR board of directors’ recommendation in favor of the merger proposal by clarifying that the recommendation is based in part on the consideration that the potential benefits of the merger outweighed the risks associated with the potential decrease of the value of the merger consideration and the pre-closing dividend.

We also respectfully advise the Staff that Berkshire Capital’s fairness opinion is based on various assumptions that could vary between the date of the opinion and the effective time of the merger, including the potential for the merger consideration and the pre-closing dividend to fluctuate between the time that FBR entered into the merger agreement and the time of the FBR special meeting or the effective time of the merger. Those assumptions and limitations were disclosed to and taken into account by the FBR board of directors when it deliberated about whether the merger agreement and the transactions contemplated thereby were in the best interests of FBR shareholders and FBR. Those assumptions and limitations are described in the joint proxy statement/prospectus. However, in response to the Staff’s concerns, we have revised page 55 to clarify that the FBR board of directors, in relying on Berkshire Capital’s fairness opinion, was aware of and took into account the assumptions underlying and the limitations of Berkshire Capital’s fairness opinion.

Material U.S. Federal Income Tax Consequences of the Merger, page 21

2.	Please revise this section and the related section on page 9 to identify briefly the uncertainty relating to the tax treatment of the Pre-Closing Dividend.

We respectfully advise the Staff that we have revised the disclosure on pages 9, 21 and 32 in response to this comment.

Mara L. Ransom, April 17, 2017	-4-

Risk Factors, page 30

3.	As it appears that the section entitled “Risk Factors—Risks Factors Relating to the Pre- Closing Dividend,” as referenced on page 31 or “Risk Factors—Risks Relating to the Pre-Closing Dividend,” referenced on page 32, does not exist. Please revise the references, directing readers to the appropriate location of those risk factors, including to the discussion of the factors referenced in the first paragraph of page 31.

We respectfully advise the Staff that we have revised the disclosure on pages 32 and 34 in response to this comment.

4.	Please include a risk factor discussing the uncertainty relating to the tax treatment of the Pre-Closing Dividend.

We respectfully advise the Staff that we have revised the disclosure on page 32 in response to this comment.

The amount of the pre-closing dividend is uncertain, page 31

5.	In this risk factor, please disclose that the Pre-Closing Dividend amount, if any, will not be known when the FBR shareholder vote occurs.

We respectfully advise the Staff that we have revised the disclosure on page 32 in response to this comment.

Mara L. Ransom, April 17, 2017	-5-

The Merger

Background of the Merger, page 53

6.	Please revise this section to describe the nature of FBR’s discussions with market participants other than B. Riley, and the reasons that such discussions were terminated. Please also explain the background of B. Riley’s decision to pursue discussions with FBR regarding potential strategic opportunities, and the nature and conclusions of any similar discussions between B. Riley and other market participants. Finally, throughout your discussion and where possible, please identify the “senior management” and “representatives” who engaged in the identified communications and attended the identified meetings.

We respectfully advise the Staff that we have revised the disclosure on pages 56–59 in response to this comment.

B. Riley Agreement with Richard J. Hendrix, page 75

7.	We note that, although FBR & Co.’s 10-K is incorporated by reference, the Part III information from that 10-K is forward incorporated and will be contained in FBR & Co.’s proxy, which is not yet filed. Accordingly, please provide the executive compensation information required by Item 18(a)(7)(ii) of Form S-4 for Mr. Hendrix.

We respectfully advise the Staff that FBR intends to file an amendment on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in the next week and, in any event, before B. Riley requests acceleration of the effectiveness of the Form S-4 pursuant to Rule 461. The Form 10-K/A will include the executive compensation information required by Item 18(a)(7)(ii) of Form S-4 for Mr. Hendrix and will be incorporated by reference into the Form S-4.

The Merger Agreement

Pre-Closing Dividend, page 100

8.	Where appropriate, please revise your disclosure to highlight that FBR’s board’s recommendation that the shareholders approve the merger, as well as the conclusions of the fairness opinion, are based in part on the assumption that FBR will pay a Pre-Closing Dividend of $8.50, and that FBR may not pay a dividend of such amount or at all.

We respectfully advise the Staff that we have revised the disclosure on pages 55 and 58 in response to this comment.

Mara L. Ransom, April 17, 2017	-6-

Material U.S. Federal Income Tax Consequences of the Merger, page 116

9.	Please make revisions throughout your “Material U.S. Federal Income Tax Consequences of the Merger” section to state that each conclusion with respect to tax matters is the opinion of counsel. Please also revise the tax opinions filed as Exhibits 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please note that opining on the accuracy of the disclosure alone, without stating that the disclosure is the opinion of counsel, is not sufficient. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website.

We respectfully advise the Staff that we have revised the disclosure on page 120 and the opinions filed as Exhibits 8.1 and 8.2 in response to this comment.

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Please contact me at (310) 712-6603, via fax at (310) 712-8800 or via e-mail at brownp@sullcrom.com if you have any comments or questions about this letter or Amendment No. 1.

Sincerely,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Alan N. Forman B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, California 91367

Richard J. Hendrix FBR & Co. 1300 North Seventeenth Street Arlington, Virginia 22209

Nicholas G. Demmo David E. Shapiro Wachtell, Lipton, Rosen and Katz 51 West 52nd Street New York, New York 10019